SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s presentation to financial analysts of First-quarter 2007 financial information.

france telecom 1Q07 results Gervais Pellissier – Senior Executive VP, CFO April 26th, 2007

cautionary statement
this presentation contains forward-looking statements and information on France Telecom's objectives, in particular for 2007. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual achievements include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT plan and other strategic initiatives based on the integrated operator model as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
the financial information in this presentation is based on international financial reporting standards (IFRS) and presents specific uncertainty factors given the risk of changes in IFRS standards.
more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Document de Référence filed with the Autorité des Marchés Financiers and in the Form 20-F filed with the
U.S. Securities and Exchange Commission.
market share figures at March 31, 2007 included in this presentation are France Telecom estimates, pending release of official figures for the period from national regulatory authorities.

3 agenda part 1: key achievements and consolidated results part 2: 1Q07 countries performance part 3: outlook positive margin evolution mainly driven by
France, emerging countries and Personal UK
1Q07 key financial results:
on track with our 2007 guidance
* comparable basis, i.e adjusted from forex and perimeter impact
1Q06* 1Q07 06/07 key points
actual
Revenues 12,617 12,844 +1.8%
GOM 4,566 4,657 +2.0%
in % of rev 36.2% 36.3% +0.1 pt
CAPEX 1,387 1,232 -11.2%
in % of rev 11.0% 9.6% -1.4 pt
GOM-CAPEX 3,179 3,426 +7.8%
low level of capex due to seasonality and
different phasing vs 2006
sustained growth in mobile (+4.3%)
very good performance of home France
activities (+0.9%)
(in million of euros)

1Q07 key operational achievements
France
UK
&
Spain
RoW
national launch of Orange naked ADSL offer
new fiber offer launched in 6 towns
offensive commercial offers and promotions combined with new loyalty programs both on mobile and internet since the end of
February 07
strenghten Orange’s leadership on Quality of Service
network sharing agreement in UK with Vodafone, Capex and Opex savings expected in the medium term
continuation of high value strategy in the UK: 91% of new customers took 18 months contract in 1Q07
Euskaltel / Orange dispute in Spain solved in 1Q07
extension of Orange footprint in emerging countries (3 licences in
Guinea, Bissau Guinea, Central African Republic and acquisition in Bahrain)
+17.1% yoy revenue growth in markets with high-growth potential, mainly in mobile in Poland, Romania, Egypt and Dominicana

1Q07 key performance indicators
3.2 million VoIP customers in Europe
768k IPTV clients in Europe
10 million ADSL broadband customers worldwide
of which 4.8 million Livebox
100 million mobile customers worldwide
7.2 million mobile broadband customers worldwide
1Q07 vs
1Q06 change
106 million customers under Orange brand worldwide
(66% of total customer base)
505k Business Everywhere end users in France
ICT service revenue growth: +16% yoy
+ 63%
+126%
+235%
+25%
+ 15%
+223%
+20%

Personal revenue growth still driven by emerging markets
Home nearly stabilized its revenues thanks to a second consecutive quarter of growth for Home France
Enterprise revenue decline slowdown
1Q07 revenue growth:
good performance of Home France
and Enterprise with a sustainable growth in Personal
(in million of euros)
1Q06 *
Group revenues
12,617
total Enterprise 1,928
eliminations -1,551
1Q07
12,844
1,890
-1,551
EURm
+ 227
-38
0
%
1.8%
total Home 5,597
home France
4,367
home Poland 776
home UK 107
home Spain 143
home other ROW 247
5,574
4,405
707
107
136
274
-23
+ 38
- 69
0
- 7
+ 27
-0.4%
0.9%
-8.9%
- 0.2%
- 4.6%
11.1%
total Personal 6,643
personal France 2,391
personal UK 1,478
personal Spain 803
personal Poland 446
personal ROW 1,573
6,931
2,388
1,489
821
479
1,801
+ 288
- 3
+ 11
+ 18
+ 33
+ 228
4.3%
-0.1%
0.8%
2.3%
7.4%
14.5%
-2.0%
0.0%
1Q06/
1Q05*
2.0%
-2.0%
7.4%
-6.3%
Change 1Q07/1Q06 *
* on a comparable basis, ie adjusted from forex and perimeter impact

1Q07 GOM rate evolution: on track with “near
stabilization” FY guidance
-0.6pt
+1.1pt
+0.0pt
-1.9pts*
+0.1pt
+0.1pt
+1.0pt
-1.8pt
-2,4pts*
-0.7pt
1Q06/1Q05 2Q06/2Q05 3Q06/3Q05 4Q06/4Q05 1Q07/1Q06
GOM rate pre-commercial expenses GOM rate
yoy evolution of GOM rate in ppt (on a comparable basis)
* adjusted for the EUR199m Lebanon reserve reversal in 2Q05
cautious management of
commercial investments
on a country basis
(-EUR54m between 1Q07
and 1Q06)

capex: FY07 guidance maintained at around 13%
low capex to sales ratio due to seasonality effect and strong investments in 4Q06 main investments scheduled for next quarters:
– 3G / HSDPA extension in France, Poland and other Eastern European countries
– extension of mobile coverage in emerging countries
– FTTH deployment in Slovakia
1,387
1,660
1,520
2,165
1,232
16.3%
11.6%
13.0%
11.0%
9.6%
1Q 06 2Q 06 3Q 06 4Q 06 1Q 07
capex in EURm capex as a % of revenues
capex evolution per quarter
(in million of euros)

10 1Q07 countries performance

stabilization of market share (incl. MVNO)
at 46.5% in a competitive environment
improvement of contract mix: from 62.1% in
1Q06 to 63.9% in 1Q07
contract churn rate down from 12.0% in
1Q06 to 11.7% in 1Q07
ongoing success of MVNO strategy: more
than 1 million customers at the end of 1Q07
main achievements
market challenges:
development of abundance offers at home
10 days number portability starting May 21
st
actions:
-
maintain market share with even more
attractive offers
-
pursue MVNO and licenses partner strategy
for the third consecutive quarter, internet
services revenues more than compensate
the PSTN decline
ADSL net adds market share increased
from 45.1% in 4Q06 to 47.6% in 1Q07
strong contribution of Orange multiplay
offers in quarter net adds: +479k Livebox
and +168k IP TV
national launch of Orange Naked ADSL
offer
1Q07 highlights of French operations
market challenges:
development of competitors naked ADSL
offers
wholesale impact of the sector consolidation
actions:
-
maintain ADSL market share at around 49%
thanks to our leadership in IPTV
-
develop offers for newbies ADSL customers
-
focus marketing on very dense areas
-
higher ARPU with new multiplay services

+ 77
- 74
- 47
+ 26 + 14
1Q06 on a
comparable basis
Customer base
Impact
CTR  Impact* Voice ** Non-Voice Equipments & others 1Q07
2,391 2,388
* call termination rate; ** excluding CTR
1Q07 revenue: EUR2,388m / -0.1% yoy on an actual and comparable basis personal France 1Q07: customer base growth
compensated CTR* impact on revenues
revenues impacted by CTR* cuts: -0.1% in 1Q07 yoy (and +3% excl. CTR* Impact)
solid customer base with 23.226m (excl. MVNOs), +3.4% yoy
– contract mix reinforced to 63.9% with 129k net additions in 1Q07
– confirmation of improving contract churn at 11.7% in 1Q07 vs 12.2% in 4Q06 successful MVNO’s strategy with 1 million MVNO’s customers (+160k vs 4Q06), confirming Orange leadership
(in million of euros)

personal France 1Q07: ongoing mobile broadband
development
ARPU (EUR)
361
348
342
60
63
64
1Q06 4Q06 1Q07
Voice Non Voice
410
406
mobile broadband customers (000)
4,376
3,595
2,522
1,903
1,506
1Q06 2Q06 3Q06 4Q06 1Q07
ARPU decreased by -1% vs 4Q06 and by -0.2% excluding CTR* impact non voice revenue: 17.4% of network revenue in 1Q07 vs 15.4% in 4Q06, with non messaging services representing more than 50% of data revenues in 1Q07 ongoing increase of mobile Broadband base with 4.4 million customers (x2,9 vs
1Q06), +22% vs 4Q06
421
* call termination rate

consumer services ARPU:  up by 5.5% yoy at EUR28.6 (+2.1% vs 4Q06)
– on line and Internet services ARPU (+33.3%)
– calling services ARPU (-9.8%)
– subscription fees ARPU (+4.7%)
consumer services 1Q07 revenues:
EUR2,370m / +0.5% yoy actual / +0.8% yoy on a comparable basis home France 1Q07: for the 3rd consecutive quarter,
broadband internet revenue growth more than compensate
PSTN decline
2, 370
2 ,352
-11
+39
-24
+112
-103
+18
-8
+56
-61
1Q 06 CB Chges in
nber of retail
subscribers
Subscription
fee increase
CTR Impact* other PSTN
volume and
tariff mix
Broadband
Internet
Narrowband
Internet
VoIP Other
consumer
services
1Q 07
- 98m in PSTN business
+ 127m in internet
services
(in million of euros)
* call termination rate

home France 1Q07 KPI’s: fixed lines base increasing
thanks to ADSL growth
50.3%
47.4%
48.6%
48.0%
45.1%
47.6%**
50.0% 49.7%
49.7%
49.6% 49.3%
49.2%**
4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
Net adds MS Market Share
total number of fixed lines (in million)
26.65
26.32
25.95
25.47
24.77
0.92
1.21
1.56
2.27
3.03
1Q06 2Q06 3Q06 4Q06 1Q07
Total number of full unbundled lines, WLR and naked ADSL lines
Nb of lines excluding full unbundled lines, WLR and naked ADSL
27.57 27.53
27.51
27.74
27.80
ADSL market share *(%)
increase of market access lines (+0.8%
yoy)
FT wholesale lines quarterly increase
(+761k) :
-
442k Full ULL lines (2,504K end of 1Q07)
-
254k naked ADSL lines (442k end of
1Q07)
-
65k WLR (80k end of 1Q07)
both consumer services and domestic
wholesale revenues grew respectively
by +0.8% and +8.7%
since 1st of March 07, naked ADSL offer
available at national level
-
wide advertising campaign started
more competitive tariffs on triple play
offers
* based on ARCEP methodology; ** FTE estimates

home France 1Q07 KPI’s: ongoing multiplay
development
Livebox, VoIP
and IPTV customers over our DSL base multiplay* as % of total ADSL ARPU
5%
6%
8%
10%
12%
25%
28%
31%
35%
41%
43%
48%
53%
58%
62%
1Q06 2Q06 3Q06 4Q06 1Q07
IPTV VoIP Livebox
46%
54%
ADSL only
Multiplay
25%
75%
1Q06
1Q07
multiplay ARPU
contribution almost
doubled in 1 year
more than 850k VOD downloads in 1Q07
* Including internet DSL connectivity of multiplay customers, VoIP, IPTV, Livebox rental

1Q06 1Q07
+31%
+27%
+20%
+1.5%
+14.5%
1,801
1,573
1Q07 highlights of Personal Row operations
strong subscriber base growth (+32.6% vs
1Q06) delivering 37.9m customers at the end
1Q07 and supporting sustained revenue
growth (+14.5%)
footprint: 3 licenses acquired in Africa: Guinea,
Bissau Guinea and Central African Republic
market challenges:
subscribers growth vs ARPU dilution
regulatory issues in major countries (Belgium,
Switzerland & Netherlands)
actions:
-
maintain growth momentum
-
reinforce our footprint
-
extend mobile coverage in Cameroon, Ivory
Coast and Jordan
main achievements
RoW Personal Customer Base
Africa and Dominicana Egypt, Jordan Romania, Slovakia, Moldova Belgium, Netherlands, Switzerland
RoW Personal Revenues (EURm)
1Q06 1Q07
+32.6%
+61%
+57%
+15%
+9%
28,614
37,942

1Q07 highlights of Home Row operations
high growth of internet base boosted by ADSL
offers (despite limited PC equipment)
FTTH in Slovakia: decision to deploy a fiber
optic network
market challenges:
market consolidation towards convergence
fixed-to-mobile substitution
actions:
-
extension and deployment of multiplay offers
-
continue broadband development
-
launch fiber in Slovakia (EUR32m capex
expected to cover almost 200k households in
10 cities by end of 07)
main achievements
fixed line customer base (000s)
(Ivory Coast, Senegal, Mali, Jordan, Mauritius)
internet customer base (000s)
(Ivory Coast, Senegal, Mali, Jordan, Mauritius)
75
69
91
100
112
1Q06 2Q06 3Q06 4Q06 1Q07
912
923
1,316
1,304
1,294
1Q06 2Q06 3Q06 4Q06 1Q07

main achievements
strengthened contract customer base:
-
91% of new customers took 18 months
contract in 1Q07
-
contract churn rate down from 28.8% in
4Q06 to 27.6% in 1Q07
continued growth of data revenues to
21.7% of network revenue in 1Q07
ADSL revenue growth compensated
narrowband decline
1,095k ADSL customers ,+11% yoy
-
LLU customers: 21% of ADSL base
-
412k Livebox installed (+18.7% vs 4Q06)
-
254k multiplay customers, 23% of total
base
1Q07 highlights of UK operations
market challenges:
increased focus on multi-play offers
lack of efficiency of Openreach to open LLU
market
actions:
-
completion of a competitive multi play
portfolio
-
increase awareness as a broadband provider
-
increase LLU coverage and utilisation
market challenges:
competitors “new deal” with indirect
distribution channel
actions:
-
come back to net adds market share in line
with actual market share
-
on going focus on high value customers
-
regain prepaid momentum

1Q07 revenues: EUR1,489m / +3.1% yoy actual / +0.8% yoy on a comparable basis personal UK 1Q07: underlying revenue growth of +2.4%
yoy
revenues +0.8% yoy, but underlying revenues +2.4% yoy
15.1m customers, +0.9% yoy
– contract: stable customer base, churn rate improvement for the 2nd consecutive quarter to 27.6%
– prepaid: customer base declined by 239K over the quarter but grew by +0.7% yoy and strong revenue growth (+5% yoy)
first MVNO agreement with Blyk and partnership with Bebo
“3” National roaming agreement now in operation
(in million of euros)
1,489
-23
+20
-12
+ 26
+ 34
1Q06 actual Forex Impact 1Q06 on a
comparable
basis
Customer Base
Impact
Voice Non-voice Equipment 1Q07
1,478
1,444
underlying revenue*: +2.4%
* underlying revenue is defined as total revenue excluding equipment revenue

211
205 204
52
52 53
1Q06 4Q06 1Q07
Voice Non Voice
personal UK 1Q07: sustained growth of 3G customer base
ARPU (£)
263
257
mobile broadband customers*(000)
425
526
728
931
1,139
1Q06 2Q06 3Q06 4Q06 1Q07
blended ARPU –2.3% yoy driven by tariffs decrease linked with competition pressure, but stable vs 4Q06
– non voice ARPU increase by 2% with mobile broadband development and ongoing growth of data revenues: 21.7% of network revenue in 1Q07 vs 21.3% in 4Q06, and vs 20.2% in 1Q06
– leadership maintained among the big four operators on contract ARPU at £561 despite significant pricing pressure
sustained growth of 3G base with more than 1.1m customers: +208k net adds in the quarter (n°3 on the market with around 93% of coverage rate)
* 3G customers only
257

1Q07 highlights of Spanish operations
11.1m customers, +7.7% yoy excl Euskaltel
effect (ow +10.6% for contract base)
successful focus on contract customers:
– 198k contract net adds in 1Q07 excl. Euskaltel
effect
– improvement of contract mix evolution at 49.4%
in 1Q07 vs 48.5% in 1Q06
market challenges:
regulation: per second billing and CTR* cut
data revenue growth
actions:
-
reinforce supply chain and distribution channel
-
continue churn rate reduction with reinforced
loyalty programs
-
boost data offers through 3G base development
681k ADSL subcribers (+16% yoy), 64% of
ADSL gross adds in 1Q07 on LLU
monthly churn rate reduction of 20% in 1Q07
vs 1Q06
– commercial initiatives: eg Numeros Plus offer
– ongoing improvement of our distribution mix:
– 9% of ADSL acquisitions via Orange shop (4%
in 4Q06 and 0% in 1Q06)
– 12,5% via Large department store channel in
1Q07 vs 6% in 4Q06
market challenges:
lack of efficiency in the opening the market (full
LLU): full LLU to be launched in 2H07
concentration in the sector
actions:
–
launch new enhanced multiplay offers
–
leverage on full LLU launch to
– enable the take-off of IP TV
– launch of VoIP
– contribute to reinforce the proactivity of the
regulator to balance TEF lobbying
main achievements
* call termination rate

* Call Termination Rate; ** excluding CTR
1Q07 revenues: EUR821m / +2.3% yoy on an actual and comparable basis
803
821
-16
-4
+5
-11
+ 45
1Q06 on a
comparable basis
Customer Base
Impact
CTR Impact* Voice** Non-voice Equipment & others 1Q07
revenue growth of +2.3% thanks to the increase of Orange contract high value customers
– revenue growth of +3.7% pre CTR* and +6% pre CTR* and equipment
– Revenue growth of 8.0% pre CTR*, equipment and Euskaltel impacts customer base growth: +5% yoy at 11.1 million customers at the end of March 07 personal Spain 1Q07: +2.3% revenue growth despite CTR*
and Euskaltel customer migration
(in million of euros)

personal
Spain 1Q07: customer base increase despite
Euskaltel effect
170k Euskaltel customers remaining on
Orange network at the end of 1Q07 vs
379k Euskaltel subscribers at the end of
4Q06
1Q07 net adds of - 56 k split between
– 209k disconnections of Euskaltel customers
– 153k net adds for the rest of Orange Spain
excl Euskaltel, Orange customer base
grew by 8% vs 1Q06 and 1,4% vs 4Q06
Orange focus on contract customers in
1Q 07:
– contract: + 198k (excl Euskaltel)
– prepaid: -45 k (excl Euskaltel)
422
5,401
4,881
5,231
5,487
170
1Q06 1Q07
Postpaid Prepaid Euskaltel clients on Orange network
customer base evolution (000)
10,534
11,058
* excluding Euskaltel

personal Spain 1Q07: mobile broadband customers
growth of +65% vs 4Q06
ARPU (EUR)
274
265 264
37
36
36
1Q06 4Q06 1Q07
Voice Non Voice
311
300
mobile broadband customers**(000)
123
173
242
422
695
1Q06 2Q06 3Q06 4Q06 1Q07
blended ARPU at EUR300, stabilized in 1Q07 vs 4Q06
-9.2% CTR* cut will impact Orange Spain in 2Q07
695k broadband customers (+273k vs 4Q06): 6.3% of total customer base
301
* Call Termination Rate; ** 3G customers only

1Q07 highlights of Poland operations
1Q07 revenue growth of 7.4% vs 5.5%
for the market thanks to customer base
growth
value market share increased at 34.7%
vs 34,5% end of 2006 and 34.1% end of
1Q06
strong growth of customers: 12.8m
(+23% yoy) and +260 k qoq
pursue ongoing negociations with MVNOs
launch new promotions on SMS, voice
bundle, multimedia
boost 3G development and coverage
retail TP access market share is
stabilizing
broadband small quarter acquisition
(+55k) due to the “grace periode” decided
by UKE (Polish regulator)
+33.9% yoy increase of BB customers at
1.8m customers end of 1Q 07
development of multiplay with 219k
Livebox end of March (+48% vs 4Q06)
intensifying competition (Play entrance)
MVNO development
market challenges
actions:
actions:
broadband promotions focused on
acquisition with increasing lenghts of
contracts
fixed voice promotion targeted on retention
to offset F2M substitution increase
pursue cost improvement and efficiency
new promotions introduced by main cable
TV operators
fixed to Mobile substitution
bitstream and WLR development
market challenges
main achievements

1Q07 personal Poland: leadership maintained
1Q07 revenues: EUR479m / 5.9% yoy on actual / 7.4% yoy on a comparable basis
446
479
-3
-13
-24
-27
+ 100
1Q06 on a
comparable basis
Customer Base
Impact
CTR Impact* Voice ** Non-voice Equipment & others 1Q07
revenues growth of 7.4% yoy on a comparable basis, +14.3% yoy excluding CTR* impact
12.8m mobile customers, +22.7% yoy
leader in value market share at 34.7%, up from 34.5% at the end of 2006
(in million of euros)
* Call Termination Rate; ** excluding CTR

1Q07 personal
Poland: strong
annual growth of customer
base
47.5
51.7
57.0 55.7
54.7
90
95
96 97
96
1Q06 2Q06 3Q06 4Q06 1Q07
ARPU AUPU
customer base evolution (000)
10,419
12,781
+22.7% yoy
quaterly blended ARPU (PLN) and
AUPU (mins)
continuous customer base growth :
– strong growth of prepaid customer base (+1.6 million yoy)
– despite removal of inactive customers in the base realised in 1Q07 blended ARPU down by 8% vs 4Q06 due to CTR* reductions in 4Q06 partially offset by AUPU increase (90 mins in 1Q06 to 96 mins in 1Q07) due to continuing migrations of customers to unlimited offers
continued growth of broadband** customer base (x3.6 yoy) with 97% coverage in Edge and ongoing 3G deployment
ongoing growth of data revenues: 22.1% of network revenue in 1Q07 vs 21.7% in 1Q06
* Call Termination Rate; ** 3G + Edge customers
12,521
4,987 4,803
4,203
7,794
7,719
6,216
1Q06 4Q06 1Q07
Postpaid Prepaid

1Q07 home Poland: fixed voice revenues decline mainly due
to regulation
707
776
+3
-11
-5
+4
-48
-12
1Q06 on a
comparable basis
Voice fixed line
access
PSTN volume and
tariff mix
DSL Internet Narrowband Internet Carrier services Others 1Q07 revenues: EUR707m / -10.2% yoy actual /- 8.9% yoy on a comparable basis negative growth of traditional business not fully compensated by broadband growth
– significant decrease of voice revenues due to lower customer base strengthened by WLR introduction since
January 2007 (161k as of March 07) and lower fixed line ARPU (with CTR* cuts and new tariff plans)
– broadband revenues slightly up : decreasing ARPU, increasing customers base, despite negative effect of the “grace period”
– reduction of carrier services revenues due to regulatory decision decreasing RIO prices (-41% since Sept 06)
strong progress in broadband with 1.8 million customers at the end of march 07 (+33.9% yoy)
– livebox customer base of 219k ie 12% of broadband base vs 1% one year ago
– IP TV softly launched in 1Q07 (available for 1.5m potential customers)
* Call Termination Rate

1Q07 highlights of Enterprise
slowdown of the decreasing trend in Business
Network Legacy revenues
continued Advanced Business revenues growth:
– IP VPN accesses  up 25% yoy (266k accesses)
– Business Everywhere: 505k end-users in France, up
20% yoy
continued ICT revenues growth, up 16% on a
yoy basis:
– Extented Business Services (up 12% on a yoy basis)
– strong impact of Equipment resale (in “Others
revenues”)
market challenges:
pace of VoIP uptake
continued competitive pressure on data
international prices
main achievements
continue to enhance our portfolio on VoIP/ToIP
streamline cost base
continue to grow ICT at high speed
action

1,919
1,928
1 890
+30
+29
+33
-130
+38
-29
1Q06 Actual Forex Impact Perimeter
Impact
1Q06 on a
comparable
basis
Business
Network Legacy
Advanced
Business
Network
Extended
Business
Services
Others 1Q07
enterprise 1Q07:
continued ICT services revenues growth
above market growth, slower decline of traditional business
1Q07 revenues analysis
(in euro millions)
continued ICT services revenues growth(+16% yoy) above market growth, slower decline of traditional business

32 outlook

key objectives for the coming quarters
drive French operations momentum thanks to leadership and
innovation in mobile and broadband
ramp up FTTH pre-deployment in France
continue to rebalance the customer base mix towards contracts and pursue the development of “3P” bundles (ADSL/Fixed/Mobile) in Spain adapt UK distribution to market context and strengthen the value strategy
continue to control the cost structure in the three main areas:
– Commercial Costs
– IT&N costs
– Labour Costs
proactively deploy new roaming offer Orange Travel on a country basis

34 outlook: on track to meet our 2007 guidances near stabilization of the gross operating margin rate in 2007 capex rate in % of revenues maintained around 13% organic cash flow of EUR6.8Bn

35 appendices

glossary
(1)
ARPU – Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.
ARPU – Orange ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network
(see that definition) generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.
AUPU – Orange AUPU (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease.
Commercial expenses: external purchases including purchase of handsets and other products sold, retail fees and commissions and advertising, promotional and sponsoring expenses.
Data on a comparable basis (cb): data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

glossary
(2)
French Retail ADSL Market Share (ARCEP definition): starting from 1Q06, quarterly French ADSL market share presentation will be based on ARCEP High-speed Internet Observatory methodology. Until the end of 2005, the figures published by France Telecom covered intermediate markets (such as private networks for business companies and “Turbo DSL” offers) that did not automatically resulted in high-speed subscriptions on the retail market. They also included ADSL access not used for Internet connection (MaLigne TV and MaLigne Visio Mono-play offers without high-speed Internet access).
From 1Q06, estimation of total ADSL market figures published by France Telecom will be built by adding up to France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs). This estimation is very close to ARCEP publications based on data received from major IAPs.
GOM (Gross Operating Margin): Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.
Impact of Pages Jaunes disposal on consolidated accounts: In accordance with International Accounting Standards (IFRS 5), an entity shall classify an activity as a non-current asset held for sale, if its carrying amount will be recovered  principally through a sale transaction rather than through continuing use. The directory activity of France Telecom corresponds to this definition, as an active programme for the finalization of the disposal of Pages Jaunes Group to KKR existed at closing date. Therefore, the assets, liabilities, cumulative revenues and expenses of PagesJaunes Group are presented separately from those corresponding to the activities held and used by France Telecom as if Pages Jaunes Group was not consolidated any more. In accordance with IAS, this format of presentation is used both for the financial data of the current accounting period and for the data of the previous accounting periods provided for comparison. Furthermore, the information presented on the face of the simplified consolidated P&L does not take into consideration the elimination of the intercompany flows between PagesJaunes Group and the other companies of France Telecom.
Internet ARPU (ARPU: Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Internet customers during the same period. The weighted average number of Internet customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
Labour expenses: labour expenses included in the determination of the GOM do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between GOM and operating income. Labour expenses are net of the capitalized labour expenses.
Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France
Telecom.

glossary
(3)
Non labour expenses: operating expenses excluding labour expenses. Operating expenses excluding labour expenses included in the calculation of GOM, include external purchases and other operating expenses (net of other operating income). Non labour expenses are net of capitalized costs.
Number of employees (active employees at end-of-period): number of persons working on the last day of the period, including both permanent and fixed-term contracts.
OPEX: operating expenses included in the determination of the GOM include labour expenses and non labour expenses.
Orange churn rate (PCS segment): a measure of the number of customers leaving the Orange network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months by the weighted average number of customers over the same period.
For Personal UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned  if they have not made any outgoing calls and have received less than four incoming calls in the last 3 months.
For Personal France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
Orange network ARPU revenues (PCS segment): Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers and the traffic generated by mobile virtual network operators (MVNO). It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.
Orange non-voice service revenues (PCS segment): revenues from non-voice services equal all revenues from wireless services, excluding revenues generated by “voice”. For example, they include the revenues generated by sending SMS (text messages), MMS
(multimedia messages), data (WAP, GPRS and 3G) and the costs invoiced to the customer to purchase content (downloading ring tones, sports results, etc.), telemetry, mobile portals and their content.
Statutory
figures:
statutory figures means data before elimination of inter-segment transactions.
Growing markets: Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast, Jordan,
Madagascar, Mauritius, Mexico, Moldavia, Romania, Slovakia, Senegal, Vanuatu, Vietnam, other countries
Net Debt / GOM: Net Debt end of the period / GOM

1Q07: Gross Operating Margin
excluding Pages Jaunes *
1Q07 GOM margin nearly stabilised, in line with full year guidance
* see glossary: impact of Pages Jaunes disposal on consolidated accounts revenues
non labour expenses
of which commercial expenses
as a % of revenues
12,616
4,590
36.4%
5,806
1,810
as a % of  revenues 46.0%
as a % of  revenues 14.3%
Gross Operating Margin
labour expenses
2,220
as a % of  revenues 17.6%
actual 1Q06
comparable
Basis –1Q06
1Q07
12,617
4,566
36.2%
5,809
1,824
46.0%
14.5%
2,242
17.8%
12,844
4,657
36.3%
5,930
-1,769-
46.2%
13.8%
2,256
17.6%
(in euro millions)

40 revenue growth recovery in 1Q07 quaterly evolution of yoy revenue growth (on a comparable basis) +1.8% +1.0% +1.2% +0.5% +2.0% 1Q06 2Q06 3Q06 4Q06 1Q07

home UK 1Q07: focus on multiplay
LLU customers as a % of ADSL base
ADSL revenues grew by 17.5% yoy
1,095k ADSL subcribers (+11% yoy)
– of which 254k are on a 18 months
contract mobile-broadband bundle
– 227k LLU subscribers, ie 21% of ADSL
base
– 412k Livebox installed
21%
16%
14%
9%
5%
35%
34%
24%
20%
11%
1Q06 2Q06 3Q06 4Q06 1Q07
LLU clients as a % of ADSL base
LLU pop coverage rate (%)

home Spain 1Q07: continued migration from PSTN
to ADSL and LLU
LLU customers as a % of ADSL base
8% growth in ADSL revenues vs 1Q06 is still
not compensating the PSTN decline
11%* ADSL share of conquest over 1Q07 ;
market share maintained above 12%*
– a customer base increasingly broadband and
multiplay with 681k ADSL subcribers at end of
march (+16% yoy)
68% of population covered by Orange LLU:
57% of our ADSL base is on our LLU
network
monthly churn rate reduction of 20% in 1Q07
vs 1Q06
* company estimates
31%
41%
44%
55%
57%
63% 63%
64%
68%
68%
1Q06 2Q06 3Q06 4Q06 1Q07
LLU clients as a % of ADSL base
LLU pop  coverage rate (%)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 26, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information